# Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Goffee, Inc.
315 W 39th street, suite 206
New York, NY 10018
www.goffeeshop.com

Up to $1,069,996.83 in Common Stock at $1.41
Minimum Target Amount: $9,999.72

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

## Company:

**Company:** Goffee, Inc.
**Address:** 315 W 39th street, suite 206, New York, NY 10018
**State of Incorporation:** DE
**Date Incorporated:** February 01, 2018

## Terms:

### Equity

**Offering Minimum:** $9,999.72 | 7,092 shares of Common Stock
**Offering Maximum:** $1,069,996.83 | 758,863 shares of Common Stock
**Type of Security Offered:** Common Stock
**Purchase Price of Security Offered:** $1.41
**Minimum Investment Amount (per investor):** $297.51

### COVID Relief

COVID Relief

This offering is being conducted on an expedited basis due to circumstances relating to COVID-19 and pursuant to the SEC's temporary COVID-19 regulatory relief set out in Regulation Crowdfunding §227.201(z).

Expedited closing sooner than 21 days.

Further, in reliance on Regulation Crowdfunding §227.303(g)(2) A funding portal that is an intermediary in a transaction involving the offer or sale of securities initiated beginning on May 4, 2020 in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) by an issuer that is conducting an offering on an expedited basis due to circumstances relating to COVID-19 shall not be required to comply with the requirement in paragraph (e)(3)(i) of this section that a funding portal not direct a transmission of funds earlier than 21 days after the date on which the intermediary makes publicly available on its platform the information required to be provided by the issuer under §§227.201 and 227.203(a).

*Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

### Investment Incentives and Bonuses*

Friends and Family - First 72 hours | 10% bonus shares

Early Bird Bonus - Next 10 days | 5% bonus shares

We will offer 4 levels of Perks :

If you invest $500, you will receive a free GOffee cup

If you invest $1000, you will receive a free GOffee cup and 5% discount for life on all our GOffee ecommerce products (beans, cups, gear)

If you invest $10,000, you will receive an engraved cup, 10% for life on all our GOffee ecommerce products (beans, cups, gear) and be listed on our website as early investor

If you invest $25,000, you will receive an engraved cup, 10% for life on all our GOffee ecommerce products (beans, cups, gear) be listed on our website as early investorp and will join our board of advisers, meeting quarterly via video call.

*All perks occur when the offering is completed.*

### The 10% StartEngine Owners' Bonus

Goffee, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.41 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $141. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

## The Company and its Business

### Company Overview

GOffee is changing the world of coffee shop as we know it. Using personalization technology and unparalleled customer service, GOffee wants to revolutionize the morning coffee routine for all Americans.

Operating as a "Ghost" Coffee Shops, GOffee delivers members' favorite coffee straight to their home or office.

Each Latte, Cappuccino, Matcha is customized to our member's preferences and delivered contactless in our eco-friendly cups, keeping the drink hot or cold for 4 hours.

Started as an alternative to the bad office coffee machine, GOffee adapted to COvid and rolled out residential deliveries via real estate partnerships.

## Competitors and Industry

GOffee aims to be the first Company to achieve coffee delivery and a premium coffee experience at scale.

Around us, the main players (each offering parts of our full service), are*:

- Premium Coffee Pick-ups: Starbucks Coffee (World), McDonald's, Dunkin' Donuts (World, Dunkin' Brands), Tim Hortons (US/Canada), Costa (EMEA, Coca-Cola), La Colombe, Blue Bottle Coffee (US, Nestlé), and the likes

> Pick-up coffee at specific locations or Delivery via 3rd party apps (see below the negatives)

- Pod Coffees/Machine: Joyride, Keurig, Nespresso, Flavia (Mars Drinks), Dolce Gusto (Nestlé), Tassimo, Senseo, and illy

> Limited choices of coffee - no specialty coffee

- Food & Beverage Delivery Apps: GrubHub (Seamless and Eat24), Uber Eats, DoorDash, Caviar, Postmates, JustEat, and PrimeNow (Amazon)

> Limited number of coffee shops delivered (expensive delivery fee and using to-go cups that aren't adequate for delivery - usually cold when they arrived)

- GOffee offers the convenience of delivery paired with the largest selection of drinks, all in a cup that keeps your drink hot or cold for 4 hours.

## Current Stage and Roadmap

Starting in 2018, we reached scale with B2B coffee deliveries until March 2020.

We had 2 production centers and were delivering over 3000 coffees/day. With COvid, we had to temporarily halt operations as we were catering to the office workers.

In September 2020, we started residential delivery, offering a new amenity to the luxury residential market: coffee delivery in the lobby. Based on early success and adoption, we are planning to :

- Establish our brand nationally with a geo-targeted marketing campaign in order to reach more customers and new partnerships (food industry, shopping experiences, etc.) (Marketing)

- Continue tech and app development to facilitate the ordering process for our customers, while building smart cups (IOT), and robot coffee machine (R&D) by Q1 2022 (Tech Investment)

- Expand outside of NYC to Miami, Austin, Chicago, and other locations accordingly (baristas, etc.) starting end of Q3 2021 (Employment)

## The Team

**Officers and Directors**

**Name:** Vincent Meyer

Vincent Meyer's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** President, Founder, Director and Secretary
  **Dates of Service:** February 01, 2018 - Present
  **Responsibilities:** Manage Product and R&D as well as fundraising strategy.
  Vincent is currently receiving a 35,000 salary/year

Other business experience in the past three years:

- **Employer:** Jump Ramp Games
  **Title:** Chief Revenue Officer (CRO)
  **Dates of Service:** January 01, 2016 - January 01, 2018
  **Responsibilities:** In charge of Yield, Sales, Strategy, Technology and Content

**Name:** Coumba Ndao

Coumba Ndao's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO
  **Dates of Service:** January 01, 2020 - Present
  **Responsibilities:** Coumba leads the sales and operations efforts for GOffee. She
  is eligible for a yearly salary of $78,000 and 5% equity in the company

- **Position:** VP of Sales and Operation
  **Dates of Service:** December 01, 2019 - Present
  **Responsibilities:** Lead the sales and Delivery team

## Risk Factors

The SEC requires the company to identify risks that are specific to its business and its
financial condition. The company is still subject to all the same risks that all
companies in its business, and all companies in the economy, are exposed to. These
include risks relating to economic downturns, political and economic events and
technological developments (such as hacking and the ability to prevent hacking).
Additionally, early-stage companies are inherently more risky than more developed
companies. You should consider general risks as well as specific risks when deciding

whether to invest.

These are the risks that relate to the Company:

*Uncertain Risk*
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Equity should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company. As a service-oriented company, our sales have and can be impacted by COVID-related government decisions.

*Our business projections are only projections*
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product & services, that people think it's a better option than a competing product & service, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

*Any valuation at this stage is difficult to assess*
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

*The transferability of the Securities you are buying is limited*
Any GOffee common equity shares purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

*Your investment could be illiquid for a long time*
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

### If the Company cannot raise sufficient funds it will not succeed

The Company, is offering Common Equity shares in the amount of up to $1,070,000 in this offering and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

### We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

### Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

### Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

### Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

### We are reliant on one main type of service
All of our current products & services are variants of one type of service, coffee delivery. Our revenues are therefore dependent upon this market.

### Some of our products are still in prototype phase and might never be operational products
It is possible that there may never be some of our operational products & services or that the some product & service may never be used to engage in transactions. It is possible that the failure to release some of our product & service is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

### Developing new products and technologies entails significant risks and uncertainties
We are currently in the research and development stage for some of our product & service. Delays or cost overruns in the development and failure of the product or service to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

### Minority Holder; Securities with Voting Rights
The common shares that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

### You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

### Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will

(possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

### Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products & services will be able to gain traction in the marketplace at a faster rate than our current products & services have. It is possible that our new products & services will fail to gain market acceptance for any number of reasons. If the new products & services fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

### We face significant market competition

We will compete with larger, established companies who currently have products & services on the market and/or various respective product & services development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products & services earlier than us, or superior products & services than those developed by us. There can be no assurance that competitors will render our technology or products & services obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

### We are an early stage company and have not yet generated any profits

GOffee was formed on February 1st, 2018. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so, upon Company's discretion. GOffee has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

### We are an early stage company and have limited revenue and operating history

The Company has a short history, few customers, and effectively limited revenues. If you are investing in this company, it's because you think that GOffee products & services are a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

### The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

### Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell products & services is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product & service may be subject to change and if they do then the selling of product & service may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product & service and therefore your investment in the Company may be affected.

### We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

### The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may be vulnerable to hackers who may access the data of our investors, clients and companies that utilize our platform. Further, any significant disruption in service on GOffee or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on GOffee could harm our reputation and materially negatively impact our financial condition and business.

### This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our [shareholders]. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our [shareholders] and will have no such right.

*COVID related risk*
Food and Beverage companies have risks associated with the COVID crisis as government can take measures that will limit the company operations.

## Ownership and Capital Structure; Rights of the Securities

### Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

| Stockholder Name | Number of Securities Owned | Type of Security Owned | Percentage |
|---|---|---|---|
| Vincent Meyer | 9,500,000 | Common Stock | 55.88 |

## The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 758,863 of Common Stock.

### Common Stock

The amount of security authorized is 17,000,000 with a total of 13,858,828 outstanding.

#### Voting Rights

One vote per share.

#### Material Rights

There are no material rights associated with Common Stock.

## What it means to be a minority holder

As a minority holder of common shares of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

## Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

## Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

## Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  **Type of security sold:** Equity
  **Final amount sold:** $89.00
  **Number of Securities Sold:** 8,900,000
  **Use of proceeds:** Setting-up of GOffee
  **Date:** February 01, 2018
  **Offering exemption relied upon:** Section 4(a)(2)

- **Name:** Common Stock
  **Type of security sold:** Equity
  **Final amount sold:** $1,067,743.36
  **Number of Securities Sold:** 3,339,955
  **Use of proceeds:** StartEngine Platform Fees 6% of funds Operations 40% of funds Operations: 40% of the funds raised will allow us to open at 3 new locations (San Francisco, Chicago and Washington) to operate our business in the United States and 1 first international location (London, United Kingdom). It includes facilities and machinery Marketing 30% of funds Marketing: 30% of the funds raised will allow us to scale, enhancing our marketing campaigns and reaching more customers, in the US and in the UK Research & Development 15% of funds Research & Development: 15% of the funds raised will allow us to enhance our technology with a better app, smart cups and robot coffee machine Company Employment 9% of funds Employment: 9% of the fund raised will allow us to

staff our existing location and new locations (baristas, etc.) in the US and in the UK

**Date:** May 07, 2019

**Offering exemption relied upon:** Regulation CF

# Financial Condition and Results of Operations

## Financial Condition

*You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.*

## Results of Operations

**Circumstances which led to the performance of financial statements:**

Our financial statements have been audited for the years ending December 31 2018 and December 31, 2019. We have also provided our non-audited and non-reviewed financials for the period ending in December 31, 2020.

**Financial condition**

GOffee inc generates revenue by selling coffees and coffee memberships in the United States, primarily in New York City. Coffee subscription sales have historically represented 70 – 80% of the Company's annual sales but since the COVID crisis, the company has started focusing more on selling coffees directly to its user base (D2C) versus coffee memberships (B2B). The Company's cost of sales includes delivery cost and royalties paid to the Landlord who provides access to his tenants.

*Revenue*

Results of Operations Year ended December 31, 2019, was $52,408, an increase compared to the fiscal year 2018 revenue of $9,519. Our sales effort was focus on companies that have 50-100 employees in Garment District. We believe that it's important to show success in a specific type of company and in one part of the city before expanding.

*Cost of sales*

The cost of sales in 2019 was $23,248, an increase of approximately $20,000, from costs of $8,703 in the fiscal year 2018. The increase was largely due to an increase in inventory type (more brands of coffee joining the program) as well as offering free tasting events to convince decision-makers.

*Gross margin*

In 2019 our Gross profit margin was at 56.67% as our subscription model allowed a stable margin even at scale

*Expenses*

The Company's expenses consist of, among other things, compensation and benefits, marketing and sales expenses, fees for professional services and patents, research and development expenses. Expenses in 2019 increased $306,725 from 2018. Approximately $200,000 of this increase was due to increased compensation as well as investment in technology and machinery for our operation. The Company hired 2 full-time employees in 2019, in sales. We also contracted 3rd party development teams to build our front and back end platform and ordering mobile app.

## 2020 Revenue

The following discussion is based on our unaudited operating data and is subject to change once we complete our fiscal year, prepare our consolidated financial statements and our accountant completes a financial review of those statements.

Revenue for 2020 started very well until COvid hit us and we had to halt a very successful year for the Company as we experienced record subscriptions and client trials and were expecting to hit $800,000 in Sales.

But in march 2020 our monthly revenue went to 0$ as all the offices closed.

After a few months of product development and sales, we signed our first residential delivery deal with Douglaston. Right away we started the deliveries and saw a 19% adoption rate from tenants. The average unit sales are $4.6. This direct-to-consumer sale has a higher unit sales unit but is not as recurring as our subscription revenue. As we closed 2020 year we generated $92,551,67 in sales with a saw a 90% gross margin.

We believe that this new model has a lot of potentials based on two main factors:

The COvid situation will continue through 2021 and will push more people to work from home primarily until the summer, then go back part in the office. The landlords will need new incentives to keep tenants in or to attract new tenants. A new amenity is a good way to promote their buildings.

*Expenses*

We expect 2020 expenses to be approximately $484,698, up $178,000 from expenses of $306,000 in 2019.

This increase has been from additional marketing spend, primarily related to the 2020 marketing campaign. As well as the expansion cost in new production location (100K across our two new production space) before COVID hit our company.

The remaining increase is primarily related to increased wages and office expenses.

*Liquidity and capital resources*

Since its inception in 2018, the Company has raised $1,070,000 in equity in one round of funding. Concurrent with this offering, the Company is seeking to raise up to an additional $5 million through a reg CF with startengine the Securities Act.

With the net proceeds from this offering, the Company intends to use the proceeds to increase its marketing efforts, to conduct a price sensitivity test, and to fund working capital. See "Use of Proceeds" below.

The Company believes that the funds from the reg CF will enable it to fund operations through 2022, when, based on current assumptions, it expects to reach profitability.

*Indebtedness*

In November 2019, the Company completed an exempt offering under Rule 506(b) of the Securities Act of 3,339,955 shares of its pre-seed series of common stock at a price of $0.32 per share, for total proceeds of $1,070,000.

**Historical results and cash flows:**

Our Historical results and cash flow for 2019 and 2020 should not be looked as a representative pictures of GOffee. In 2019 we were in the beta phase of our product and 2020 was majorily impacted by COVID. We recommend to look at those results as informative but not indicator of the future financial situation of GOffee.

## Liquidity and Capital Resources

**What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)**

As of December 31st 2020, the company has $470,502.01 cash on hand.

The company also has a 25K credit line with Bank of America. That line of credit has an outstanding balance of 17K.

**How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)**

The funds of this campaign are critical to the functioning of our operation. If we fail to raise the minimum amount we will have to reduce our operations and focus on profitability over scale.

**Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)**

30% of the campaign will be use to finance the company operation while 70% will be toward the expansion

**How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?**

Based on the current burn rate of $26,000 per month, the company can continue to operate with the existing cash on hand for 6 months without reducing further its expenses.

**How long will you be able to operate the company if you raise your maximum funding goal?**

Based on the current burn rate of $26,000 per month, the company can continue to operate with the existing cash on hand for 18 months without reducing further its expenses.

**Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)**

We do not have a plan for any future sources of capital at this time.

## Indebtedness

- **Creditor:** Small Business Administration Loan
  **Amount Owed:** $9,900.00
  **Interest Rate:** 3.75%
  Procurement of Economic Injury Disaster Loan As a result of the on-going COVID-19 pandemic, the US government's Small Business Administration ("SBA") has underwritten loans made to small businesses suffering economic damages from the pandemic ("EIDL Loans"). The Company obtained $9,900 of EIDL Loans in June 2020. The EIDL Loans are secured by the Company's assets and are for 30 years, bearing 3.75 percent interest per annum.

- **Creditor:** Paycheck Protection Program Loan
  **Amount Owed:** $44,790.00
  **Interest Rate:** 0.0%
  In May 2020 the Company procured a $44,790 SBA-backed loan under the

Paycheck Protection Program ("PPP") as authorized by the CARES Act of 2020. This law was passed in response to the COVID-19 pandemic. The loan is forgivable if the proceeds are used within 24 weeks for payroll costs and certain other allowable uses. The Company expects that this loan will be totally forgiven.

- **Creditor:** Bank of America
  **Amount Owed:** $17,000.00
  **Interest Rate:** 24.0%
  **Maturity Date:** February 01, 2022

## Related Party Transactions

## Valuation

**Pre-Money Valuation:** $19,540,947.48

**Valuation Details:**

Our company determined our valuation based on two factors: The size of the coffee shop market (TAM) and the achievable sales effort we can do in 2021 (SAM)

The TAM is a $52B coffee shop market size and our SAM is 50 buildings in NYC that can each generate 100K in yearly revenue.

Trends show a 12X EBITDA valuation for Food and beverage companies ( https://www.valuationresearch.com/wp-content/uploads/2020/10/CPG-Food-Beverage.pdf) which would be our goal for an acquisition target

Our team has a proven track record of raising capital as well as exiting via IPO or Acquisitions.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, the Company currently only has one class of stock, has no outstanding options, warrants, and other securities with a right to acquire shares are exercised; and no shares reserved for issuance under a stock plan. The Company set its valuation internally, without a formal-third party independent evaluation.

## Use of Proceeds

If we raise the Target Offering Amount of $9,999.72 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  10.0%

Acquire new users to sign up for GOffee coffee delivery memberships. We will use a combination of Local advertising and social to acquire users

- *Operations*
  60.0%
  We will open a new location in Brooklyn to scale our capacity and delivery operations

- *Company Employment*
  26.5%
  We will hire 1 full-time Marketer, 1 Back end engineer, and 2 sales executives to scale the # of buildings we can deliver to.

If we raise the over allotment amount of $1,069,996.83, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  30.0%
  Branding Campaign on selected Market / Influencer program to find new users for the GOffee Membership

- *Operations*
  40.0%
  Expand our operations outside of NYC. The focus will be in Miami, Chicago, Austin, and San Franciso

- *Company Employment*
  20.0%
  Hire 2 Sales (full time) focused on Landlord deals, 1 Brand Marketing (full time) and 2 Back end Developer and 1 front end developer ( Part time)

- *Research & Development*
  6.5%
  R&D for Cups (wood lids) and Robotics for coffee machines

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

# Regulatory Information

## Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

## Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

## Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at www.goffeeshop.com (https://www.goffeeshop.com/investors/).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

## Updates

Updates on the status of this Offering may be found at: www.startengine.com/goffee

## Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

**EXHIBIT B TO FORM C**

**FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Goffee, Inc.**

*[See attached]*

# GOFFEE, INC.

*(a Delaware corporation)*

Financial Statements

For the calendar year ended December 31, 2019 and
the inception period from February 1, 2018 through December 31, 2018



**INDEPENDENT AUDITOR'S REPORT**

January 22, 2021

To:     Board of Directors, GOFFEE, INC.
        Attn: Vincent Meyer
Re:     2019-2018 Financial Statement Audit

We have audited the accompanying consolidated financial statements of GOFFEE, INC. (a corporation organized in Delaware) (the "Company"), which comprise the balance sheets as of December 31, 2019 and 2018, and the related statements of operations, shareholder equity, and cash flows for the calendar year periods ended December 31, 2019 and 2018, and the related notes to the financial statements.

**Management's Responsibility for the Financial Statements**
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

**Auditor's Responsibility**
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of the Company's financial statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion.

An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

**Opinion**
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations, shareholder equity and its cash flows For the calendar year ended December 31, 2019 and the inception period from February 1, 2018 through December 31, 2018 in accordance with accounting principles generally accepted in the United States of America.

**Going Concern**
The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Notes to the financial statements, the Company has stated that substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in the Notes to the financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Sincerely,



IndigoSpire CPA Group

IndigoSpire CPA Group, LLC
Aurora, Colorado

January 22, 2021

**GOFFEE, INC.**
**BALANCE SHEET**
**As of December 31, 2019 and 2018**
**See Independent Auditor's Report and Notes to the Financial Statements**

| **ASSETS** | | **2019** | | **2018** |
|---|---|---|---|---|
| Current Assets | | | | |
| Cash and cash equivalents | | 301,655 | $ | 17,269 |
| Inventories | | 9,500 | | 742 |
| Short-term note receivable | | 250,000 | | – |
| Interest receivable | | 1,167 | | – |
| Note receivable – related party | | 73,375 | | – |
| Other current assets | | 85,584 | | – |
| Total current assets | | 721,281 | | 18,011 |
| Furniture and equipment, net of accumulated depreciation | | 8,400 | | 15,400 |
| **Total Assets** | **$** | **729,681** | | **33,411** |
| **LIABILITIES AND SHAREHOLDER'S EQUITY** | | | | |
| Current Liabilities | | | | |
| Accounts and credit cards payable | | 1,871 | | 10,824 |
| Total Current Liabilities | | 1,871 | | 10,824 |
| Total Liabilities | | 1,871 | | 10,824 |
| SHAREHOLDER'S EQUITY | | | | |
| Common Stock (14,000,000 and 10,000,000 shares of $0.00001 authorized, 13,000,000 and 9,066,666 issued and outstanding as of December 31, 2019 and 2018) | | 130 | | 91 |
| Additional paid-in capital | | 1,021,946 | | 49,998 |
| Retained earnings | | (294,266) | | (27,502) |
| Total Shareholders' Equity | | 727,810 | | 22,587 |
| **Total Liabilities and Shareholder's Equity** | **$** | **729,681** | **$** | **33,411** |

**GOFFEE, INC.**
**STATEMENT OF OPERATIONS**
**For the calendar year ended December 31, 2019 and the**
**Inception period from February 1, 2018 through December 31, 2018**
**See Independent Auditor's Report and Notes to the Financial Statements**

|  | 2019 |  | 2018 |
|---|---|---|---|
| Revenues | $ 52,408 | $ | 9,519 |
| Less: Cost of goods sold | 23,248 |  | 755 |
| Gross profit | 29,159 |  | 8,763 |
|  |  |  |  |
| Operating expenses |  |  |  |
| General and administrative | 208,587 |  | 26,817 |
| Sales and marketing | 81,503 |  | 2,248 |
| Total operating expenses | 290,090 |  | 29,065 |
|  |  |  |  |
| Net Operating Income (Loss) | (260,931) |  | (20,302) |
|  |  |  |  |
| Depreciation (expense) | (7,000) |  | (6,600) |
| Interest income (expense) | 1,167 |  | (600) |
|  |  |  |  |
| Tax provision (benefit) | – |  | – |
|  |  |  |  |
| Net Income (Loss) | $ (266,764) | $ | (27,502) |

## GOFFEE, INC.
## STATEMENT OF SHAREHOLDER EQUITY/DEFICIT
### For the calendar year ended December 31, 2019 and the
### Inception period from February 1, 2018 through December 31, 2018
### See Independent Auditor's Report and Notes to the Financial Statements

| | Common Stock | | Additional Paid-In Capital | Retained Earnings | Total Shareholder Equity |
|---|---|---|---|---|---|
| | # of shares | $ | | | |
| Balance as of February 1, 2018 | — | $ — | $ — | $ — | $ — |
| Share issuances | 9,066,666 | 91 | 49,998 | | 50,089 |
| Net income (loss) | | | | (27,502) | (27,502) |
| Balance as of December 31, 2018 | 9,066,666 | $ 91 | $ 49,998 | $ (27,502) | $ 22,587 |
| Share issuances | 3,933,334 | 39 | 1,068,565 | | 1,068,604 |
| Costs associated with Regulation CF offering | | | (96,617) | | |
| Net income (loss) | | | | (266,764) | (267,931) |
| Balance as of December 31, 2019 | 13,000,000 | $ 130 | $ 1,021,946 | $ (294,266) | $ 727,810 |

## GOFFEE, INC.
## STATEMENT OF CASH FLOWS
### For the calendar year ended December 31, 2019 and the
### Inception period from February 1, 2018 through December 31, 2018
### See Independent Auditor's Report and Notes to the Financial Statements

|  | 2019 | 2018 |
|---|---|---|
| **Operating Activities** | | |
| Net Income (Loss) | $ (266,764) | $ (27,502) |
| Adjustments to reconcile net income (loss) | | |
| to net cash provided by operations: | | |
| Add back: Depreciation | 7,000 | 6,600 |
| Changes in operating asset and liabilities: | | |
| (Increase) Decrease in inventories | (8,758) | (742) |
| (Increase) Decrease in interest receivable | (1,167) | |
| (Increase) Decrease in other current assets | (85,584) | |
| Increase (Decrease) in accounts and credit cards payable | (8,953) | 10,824 |
| | | |
| Net cash used in operating activities | | (10,820) |
| | | |
| **Investing Activities** | | |
| Purchase of equipment | – | (22,000) |
| Extension of short-term notes receivable | (323,375) | – |
| | | |
| Net cash used in operating activities | (323,375) | (22,000) |
| | | |
| **Financing Activities** | | |
| Proceeds from share issuances, net of offering costs | 971,987 | 50,089 |
| | | |
| Net change in cash from financing activities | 971,987 | 50,089 |
| | | |
| Net change in cash and cash equivalents | 284,386 | 17,269 |
| | | |
| Cash and cash equivalents at beginning of period | 17,269 | – |
| Cash and cash equivalents at end of period | $ 301,655 | $ 17,269 |
| | | |
| Cash paid for interest | $ – | $ 600 |
| Cash paid for income taxes | $ – | $ – |

## NOTE 1 – NATURE OF OPERATIONS

GOFFEE, INC. (which may be referred to as the "Company", "we," "us," or "our") was incorporated in Delaware on February 1, 2018. The Company is engaged in the marketing and delivery of coffee drinks.

Since Inception, the Company is a development stage and has relied on issuing securities, funding from founders and proceeds from product sales. As of December 31, 2019, the Company has produced cash from the operations of the business. These matters raise substantial concern about the Company's ability to continue as a going concern (see Note 8). During the next twelve months, the Company intends to fund its operations with funding from a crowdfunding campaign (see Note 10) and the receipt of funds from revenue producing activities. If the Company cannot secure additional capital, it may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

## NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

*Basis of Presentation*
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). In the opinion of management, all adjustments considered necessary for the fair presentation of the financial statements for the years presented have been included.

*Use of Estimates*
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, equity transactions and contingencies.

*Risks and Uncertainties*
The Company's business and operations are sensitive to general business and economic conditions in the United States and other countries that the Company operates in. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations. Additionally, in 2020, the Company faces economic uncertainty due to the COVID-19 pandemic.

*Concentration of Credit Risk*
The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

*Cash and Cash Equivalents*

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2019 and 2018, the Company had $301,655 and $17,269 of cash on hand, respectively.

*Fixed Assets*

Property and equipment is recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets which range from three to fifteen years.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors.

*Fair Value Measurements*

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.

- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

*Income Taxes*

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Any deferred tax items of the Company have been fully valued based on the determination of the Company that the utilization of any deferred tax assets is uncertain.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

*Revenue Recognition*
Sales Income - During 2019, the company adapted the provision of ASU 2014-09 Revenue from Contracts with Customers ("ASC 606").

ASC 606 provides a five-step model for recognizing revenue from contracts:

- Identify the contract with the customer
- Identify the performance obligations within the contract
- Determine the transaction price
- Allocate the transaction price to the performance obligations
- Recognize revenue when (or as) the performance obligations are satisfied

The Company's primary source of revenue is the sales of its coffee products and recognizes revenue and the associated products costs at the time of sale.

*Accounts Receivable*
Most collections of sales receipts are at the time of sale. However, if sold on account, trade receivables due from customers are uncollateralized customer obligations due under normal trade terms requiring payment within 30 days from the invoice date. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

*Inventories*
The Company maintains inventory for sale to customers. The Company values inventory at cost (subject to any accruals obsolescence, spoilage, or other loss) on a first-in, first-out basis. As of December 31, 2019 and 2018, the Company had $9,500 and $742 of inventory, respectively.

*Advertising*
The Company expenses advertising costs as they are incurred.

*Recent Accounting Pronouncements*

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

## NOTE 3 – INCOME TAX PROVISION

The Company has filed its corporate income tax return for the period ended December 31, 2019 and 2018. The income tax returns will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed. The Company incurred a loss during the period from Inception through December 31, 2019 and the deferred tax asset from such losses have been fully valued based on their uncertainty in being used.

## NOTE 4 – RELATED PARTY TRANSACTIONS

The Company may, from time to time, engage in limited related party transactions. The Company has advanced some funds to its management team as of December 31, 2019. Because the Company is majority owned by Mr. Vincent Meyer, a member of this management team, it cannot be guaranteed that any of those transactions are made at arm's length or commensurate with market rates for the goods and services rendered.

## NOTE 5 – NOTES RECEIVABLE

Though not common for the Company to do so, in December 2019, the Company extended a short-term loan to a strategic customer totaling $250,000. The loan had a maturity date of February 28, 2020. The loan bears interest at a rate of 12 percent per annum. The Company collected the full amount of the note, including accrued interest, as of May 27, 2020. The Company records interest income as earned.

## NOTE 6 – COMMITMENTS AND CONTINGENCIES

*Litigation*
The Company is not currently involved with and does not know of any pending or threatening litigation against the Company.

*Commitments*
The Company leases two spaces under a lease agreement until February 2023 at monthly pre-arranged amounts as follows:

|  | 226 East 53$^{rd}$ Street, NYC | 315 West 39$^{th}$ Street, NYC |
|---|---|---|
| March 1, 2020 to February 28, 2021 | $2,800 | 4,500 |
| March 1, 2021 to February 28, 2022 | $2,884 | 4,500 |
| March 1, 2022 to February 28, 2023 | $2,971 | 4,500 |

## NOTE 7 – EQUITY

In 2019, the Company increased the number of authorized common shares from 10,000,000 to 14,000,000 shares at a par value of $0.00001.

In 2019, the Company also undertook a crowdfunded securities offering exempt from registration under Regulation CF. The Company successfully raised approximately $1,068,565 by issuing 3,343,750 shares of common stock. The Company incurred a commission fee of approximately $96,617 associated with the offering.

Additionally, in 2019, the Company issued 593,379 shares at par value to a collection of vendors, consultant and advisors including shares issued to its founder and chief executive officer.

The Company has reserved 1,000,000 shares of common stock for the employee incentive pool.

## NOTE 8 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2018 and has not yet generated cash from operating activities. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

## NOTE 9 – RESTATEMENT OF FINANCIAL RESULTS

In preparing for the planned offering discussed in Note 10, the Company is restating previously issued financial statements under ASC 250-10-50-7. The Company provided financial statements in accordance with its Form C-AR in 2020. The restatement pertains mostly to a reclassification and accruals required under generally accepted accounting principles. The changes pertain to the year ended December 31, 2019.

The following table discloses the material changes between originally reported amounts and the restated amounts:

| | As Originally Reported | As Restated | Difference |
|---|---|---|---|
| Cash | 574,160 | 301,655 | (272,505) |
| Inventories | 0 | 9,500 | 9,500 |
| All other current assets | 22,921 | 160,126 | 137,205 |
| Furniture and equipment, net | 0 | 8,400 | 8,400 |
| Total assets | 847,102 | 729,681 | (117,421) |
| | | | |
| Long-term liabilities | (73,375) | 0 | 73,375 |
| Total liabilities | (71,504) | 1,871 | 73,375 |
| | | | |
| Common stock | 845,650 | 130 | (845,520) |
| Additional paid-in capital | 0 | 1,021,946 | 1,021,946 |
| Retained earnings | 72,956 | (294,266) | (367,222) |
| **Total equity** | **918,605** | **727,810** | **(190,795)** |
| | | | |
| Depreciation (expense) | 0 | (7,000) | (7,000) |
| Interest income (expense) | 0 | 1,167 | 1,167 |
| Net income (loss) | (260,931) | (266,764) | (5,833) |

## NOTE 10 – SUBSEQUENT EVENTS

*Anticipated Crowdfunded Offering*
The Company is offering (the "Crowdfunded Offering") common stock in a securities offering intending to be exempt from registration under Regulation CF.

The Crowdfunded Offering is being made through a FINRA approved Regulation CF portal.

*Procurement of Economic Injury Disaster Loan*
As a result of the on-going COVID-19 pandemic, the US government's Small Business Administration ("SBA") has underwritten loans made to small businesses suffering economic damages from the pandemic ("EIDL Loans"). The Company obtained $9,900 of EIDL Loans in June 2020. The EIDL Loans are secured by the Company's assets and are for 30 years, bearing 3.75 percent interest per annum.

Paycheck Protection Program Loan
In May 2020 the Company procured a $44,790 SBA-backed loan under the Paycheck Protection Program ("PPP") as authorized by the CARES Act of 2020. This law was passed in response to the COVID-19 pandemic. The loan is forgivable if the proceeds are used within 24 weeks for payroll costs and certain other allowable uses. The Company expects that this loan will be totally forgiven.

*Management's Evaluation*

Management has evaluated subsequent events through January 22, 2021, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

## Principal Executive Officer's Financial Statement Certification

I, Vincent Meyer, the CEO & Secretary of Goffee inc., hereby certify that the financial statements of Goffee inc. and notes thereto for the periods starting January 1st, 2020 to December 31st, 2020 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year 2020 the amounts reported on our tax returns were total income of $92,551.67; taxable income of -$401,073.29 and total tax of $0.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of January 5th, 2021.

_____ (Signature)

_____CEO_____ (Title)

_____January 5th 2021___ (Date)

**Goffee, inc.**

**FINANCIAL STATEMENTS
(UNAUDITED)**

**Since Inception**

**Goffee, inc.**
**Index to Financial Statements**
(unaudited)

**Goffee, inc.**


**STATEMENTS OF OPERATIONS**
**2020 Fiscal (jan-december 2020)**
(unaudited)

**Goffee, inc.**
**STATEMENTS OF STOCKHOLDERS' EQUITY**
**Since Inception**
(unaudited)


| | Common Stock | | Additional Paid-In Capital | Accur d De |
|---|---|---|---|---|
| | Shares | Amount | | |
| Balance at December 31, 2020 | 14,000,000 | $0.32 | - | - |

## Profit and Loss

| ACCOUNTS | Jan 01, 2020 to Dec 31, 2020 |
|---|---|
| Income | $92,551.67 |
| Cost of Goods Sold | $8,926.11 |
| Gross Profit | $83,625.56 |
| Operating Expenses | $484,698.85 |
| Net Profit | -$401,073.29 |

## Balance Sheet

| ACCOUNTS | Dec 31, 2020 |
|---|---|
| Assets | |
| Total Cash and Bank | $470,502.01 |
| Total Other Current Assets | $7,536.65 |
| Total Long-term Assets | $0.00 |
| Total Assets | $478,038.66 |
| Liabilities | |
| Total Current Liabilities | -$8,918.30 |

| | |
|---|---|
| Total Long-term Liabilities | -$73,375.00 |
| Total Liabilities | -$82,293.30 |
| Equity | |
| Total Other Equity | $953,834.41 |
| Total Retained Earnings | -$393,502.45 |
| Total Equity | $560,331.96 |

Cash Flow

| CASH INFLOW AND OUTFLOW | Jan 01, 2020 to Dec 31, 2020 |
|---|---|
| Operating Activities | |
| Sales | $92,547.58 |
| Purchases | -$316,779.22 |
| Payroll | -$176,841.65 |
| Sales Taxes | -$8,289.53 |
| Net Cash from Operating Activities | -$409,362.82 |
| Investing Activities | |
| Other | $250,000.00 |
| Net Cash from Investing Activities | $250,000.00 |
| Financing Activities | |
| Owners and Shareholders | $55,684.60 |
| Net Cash from Financing Activities | $55,684.60 |
| OVERVIEW | |
| Starting Balance | $574,180.23 |
| Gross Cash Inflow | $399,236.22 |
| Gross Cash Outflow | $502,914.44 |
| Net Cash Change | -$103,678.22 |
| Ending Balance | $470,502.01 |

## NOTE 1 – NATURE OF OPERATIONS

Goffee inc. was formed on February 1st, 2018 ("Inception") in the State of Delaware. The financial statements of Goffee inc. (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in New York, New York.

Goffee, inc. offers seamless delivery of your favorite everyday coffee / tea directly to your desk in record time and guess what: it's cheaper and eco-friendly!

For Companies: no need to buy expensive machines or tons of capsules anymore, knowing that 50% of your staff will go out to buy a coffee. GOffee offers a flexible and cheaper alternative to traditional office coffee machines. We established memberships with Companies that covers the cost of all your employee's delivery, but most importantly it covers every specific taste that each of your employees has.

For Employees, the process is seamless:
(1) You select online your coffee type (Latte, Cappuccino, etc.)
(2) You select online your unique & favorite beans from over 20 brands
(3) Our Barista will prepare your coffee and you will have it hand-delivered to your desk within 30 minutes (1 or 2 delivery per day, in the morning and/or in the afternoon)

GOffee is offering a premium experience in your work environment, being a better tasting alternative to your office coffee machine, while also being less expensive and sustainable with eco-packaging (intelligent mugs collected after each delivery) and environment-friendly equipment & technics.


## NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

*Use of Estimates*
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

*Fair Value of Financial Instruments*
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

    Level 1  - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

    Level 2  - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2019. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

*Cash and Cash Equivalents*
For the purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

*Revenue Recognition*
The Company will recognize revenues from its coffee and services sales when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

*Income Taxes*
The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and Delaware state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

*Concentration of Credit Risk*
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

**NOTE 3 – DEBT**

The Company currently have $10,824 outstanding credit card debt, at an interest rate of 23.49% and due to be paid by Dec. 31, 2020. This amount mainly takes into account professional coffee machines bought in 2018.

**NOTE 4 – COMMITMENTS AND CONTINGENCIES**

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

**NOTE 5 – STOCKHOLDERS' EQUITY**

*Common Stock*
We have authorized the issuance of 14,000,000 shares of our common stock with par value of $0.32. As of December 31st, 2020 the company has currently issued 14,000,000 shares of our common stock.

**NOTE 6 – RELATED PARTY TRANSACTIONS**

There are no related party transactions.

**NOTE 7 – SUBSEQUENT EVENTS**

The Company has evaluated subsequent events that occurred after December 31, 2019 through December 31st, 2020, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

**EXHIBIT C TO FORM C**

**PROFILE SCREENSHOTS**

*[See attached]*


GOffee is pending **StartEngine Approval.**



# GOffee
Make Mornings Easy



⊘ **Website**  📍 New York, NY      **FOOD & BEVERAGE**

GOffee prepares and delivers delicious coffee directly to customers' homes or offices. Our service is contactless and eco-friendly making it the new must-have of 2021!

**$0.00** raised ⓘ

**$1,067,743** previously crowdfunded   ⓘ

| | |
|---|---|
| **0**<br>Investors | **$19.5M**<br>Valuation |
| **$1.41**<br>Price per Share | **$297.51**<br>Min. Investment |
| **Common**<br>Shares Offered | **Equity**<br>Offering Type |
| **$1.07M**<br>Offering Max | **Reg CF**<br>Offering |

**INVEST NOW**



This Offering is eligible for the StartEngine Owner's 10% Bonus

*This Reg CF offering is made available through StartEngine Capital, LLC.*

Overview     Team     Terms     Updates     Comments          🤍 Follow

# Reasons to Invest

- TAM: GOffee's total addressable market, which includes the entire US coffee shop market, is $47.5 billion and growing 5% year over year.

- Strategic Partnerships: GOffee has formed strategic partnerships with landlords (achieving a 19% penetration rate among building residents), which will allow the company to scale faster into new markets.

- Growth: GOffee has been growing YoY since 2018. Even in 2020, it was able to grow revenue while adapting to the COVID situation and pivoting his business model from B2B to B2C



## Previous amount raised

## $1.07M



## Previous number of investors

## 2,064

**GOffee was the fastest food and beverage raise on StartEngine in 2019!**

OVERVIEW

# Your favorite cup, delivered

Goffee combines the tastes you love with the convenience you need to make your mornings easy. Skip the line and head out the door or into the office with your favorite drink in hand. GOffee allows you to customize your drink (cappuccino, latte, cold brew, tea, matcha) and delivers it contactless directly to your home or office in an eco-friendly cup. You can order GOffee every morning or try it for one-time meetings and events-- there's no hidden costs or delivery fees.



## 1. Place your order



## 2. We prepare the order





### 3. **We deliver** to your location

### 4. **You enjoy** your delicious coffee



THE PROBLEM

## Many consumers don't have time to wait in line for coffee in the morning

The coffee shop industry got wrecked by COVID, but even beforehand, it was struggling to keep up with the demands of the modern consumer. People still had to wait in line at the coffee shop every morning to get their coffee, and even the shops with mobile apps and order ahead solutions required extra effort on the consumers' part. (Source, Source, Source.)




Stop wasting your precious time waiting in line for coffee.

THE SOLUTION

# Your favorite coffee delivered safely and directly to you

GOffee is embracing the digital revolution by offering a Cloud coffee shop for customers, delivering any coffee they desire directly and safely to their home or office. Our mobile app and online experience allows our members to choose and customize their favorite coffee and have it arrive freshly brewed every morning. We partnered with landlords to offer coffee deliveries as a building amenity, allowing tenants to grab their coffee in the lobby or lounge area and drop off their empty cup when done.

Those who value taste typically sacrifice convenience for their favorite drink. GOffee offers both; spare the wait and have delicious coffee brought directly to you.

**thumbnail for video**


PREMIUM
GOFFEE
COFFEE DELIVERY



# GOffee's TAM is worth over $47 billion, as the US coffee shop market continues to grow year over year

Our total addressable market, which includes the entire US coffee shop market, is $47.5 billion and growing 5% year over year before COVID. This is based on an internal analysis of Statista information on the residential housing market, coffee consumption, and the online food and drink delivery market in the U.S.



**Our addressable market is valued at $47.5B**



Market size of the coffee and snack shop sector in the United States

Our serviceable available market includes the top 20 most populated cities in America, while our serviceable obtainable market includes Class A office buildings and luxury residential buildings with 700+ tenants. (There are 2,000 luxury residential buildings in NYC, and 16,000 across the top 20 cities in the US) (Source).



Serviceable available market includes the top 20 most populated cities in America.



Including Class A office buildings...
GOffee
GOffee
...And luxury residential buildings.



## OUR TRACTION

# Year over year growth since 2019, and strategic partnerships

In 2020, GOffee was able to hit double-digit year over year growth, despite COVID setbacks. GOffee was also able to pivot from office coffee delivery to residential coffee delivery, securing our first residential landlord partnership (Source). Please refer to our financials in our Offering Memorandum for more information.



We generated a 19% penetration rate in our residential building (number of tenants ordering at least one coffee per month), and designed and developed our own cups and mobile apps.


Create a personal profile
Explore the largest drink selection
Personalize your preferences
Choose your favorite drink.
Choose extras for your beverage.

We partnered with 15 different coffee brands like  Bluestone Lane, Segafredo, Think Coffee, and Bare Coffee... hired expert baristas, coffee roasters to make sure we can match any taste that our members might want. We also operate 3

cloud coffee shops in manhattan.



WHAT WE DO

# Safe and efficient coffee delivery + pick up at your residence or office

GOffee operates a network of ghost coffee shops, allowing us to deliver coffee to our members where they live or work. Each coffee is delivered to the lounge or lobby of the building so tenants can retrieve it without any contact from our delivery team. Once customers are done with their drinks, they simply return their used cups to the lounge where our team picks them up to be cleaned. The cups undergo a unique cleaning process and each lid is only used once.

# How GOffee Works

## Thanks to GOffee, getting a just got a lot easier!

- ✔ Everyone can choose their own drink
- ✔ 30+ drinks or brands to choose from
- ✔ Eco-friendly cups
- ✔ Contactless delivery to the office or doorstep
- ✔ No service or hidden fees



GOffee



THE BUSINESS MODEL

## Three different revenue streams, Amazing Unit Economics!

GOffee has 3 main sources of revenues:



AVERAGE ORDER VALUE
$1,999
$4.50
$12.00
75% MARGIN
90% MARGIN
50% MARGIN
COMPANY SUBSCRIPTION
COFFEE SALES
ADDED PRODUCTS


*GOffee is committed to developing an office subscription business but due to COVID, will only focus it once more companies are back in offices*

1. Coffee sales: Residential users purchase coffees at an average order value of $4.5 before tip; cost of goods equals $0.45.

2. Company subscriptions: Companies buy coffee for their employees, at an average order value of $1999; cost of goods equals $499. (unavailable)

3. Added Products: GOffee allows users to buy coffee bean bags for their own

consumption to be delivered with a coffee order, at an average order value of $12; cost of goods equals $6.

HOW WE ARE DIFFERENT

# Purely digital, achieving success through partnerships with landlords, management companies and offices

We believe GOffee is the first pure digital player in the coffee shop industry. Rather than operating in-person stores, our users order from our app and get their coffee delivered at their home or office. Our process is COVID-safe, because it is completely contactless!



Our strategy of partnering with offices, landlords and management companies is another one of our key differentiators and components of our success, ensuring that each delivery will have a large pool of potential customers. Also, partnering with landlords will allow GOffee to scale faster into new markets, as many of the companies own properties suitable for GOffee in other US cities.





## THE VISION

# A global presence and a highly efficient, integrated delivery system

Coffee consumption only continues to rise worldwide, but the experience of the coffee shop is no longer an adequate solution to such high demand. We plan to expand our presence to cities all around the world, with what we believe to be the best and most efficient way to get your morning coffee! Our delivery infrastructure will allow us to deliver other products aside from just freshly prepared coffee, making us the most integrated delivery ecosystem on the market.



## OUR LEADERSHIP

# Simply put, we care deeply about what we do and everyone involved

GOffee is a woman-led company with a team that brings unique experience in every aspect of the business. Care for our customers, our planet and one another is at the center of everything we do. We empower each of our employees to embrace change and push new boundaries, while continuing to constantly improve safety protocols for our customers. Every member of our team is trained and certified as a barista and delivery expert, and we pay for their weekly COVID tests and protective gear. When it comes to our coffee partners, we have made it our priority to become a major source of extra revenue for them, keeping their brands growing and in front of as many customers as possible.

## WHY INVEST

# As demand grows, GOffee is well positioned to capture significant market share, with partnerships that give us an added advantage

The coffee market has been in constant growth for the past 10 years, with the US total addressable market reaching $47.5 billion. As this rise continues, so does the ever present need for more efficient ways to access good coffee.
At GOffee, we have deep relationships with offices and landlords, giving us direct and free access to new users and faster market expansions. Our recurring deliveries, logistics and scale of operations make GOffee a great acquisition for corporations focused on delivering products such as ecommerce, household items, and food. We believe we are truly the first pure digital player in the coffee shop industry, with so much potential ahead of us, and we can't wait to have you alongside us for the ride!



Past Acquisitions
DUNKIN'
BLUE BOTTLE COFFEE
PRET
Large Delivery Players
GRUBHUB
Uber Eats
JUST EAT
amazon
GOffee
Raised Money
REEF
Food & Beverage Players
INSPIRE

 

**Don't miss out on the opportunity to invest in one of the first U.S. coffee delivery company!**





## In the Press

  

SHOW MORE

## Meet Our Team

 



## Coumba Ndao

CEO

*Mother, leader, and recently promoted CEO of GOffee, Coumba is the proof that the american dream is still alive and kicking. She joined GOffee shortly after immigrating from France. She built the sales and delivery process and has helped with the pivot from B2B to B2C. Before GOffee she was a rockstar sales leader in Telco and Advertising.*





## Vincent Meyer

President, Founder, Director and Secretary

*Vincent was a core part of the early days Criteo team that made the now well-known success of the now publicly-traded company. He created GOffee as a coffee lover but interested to make his habit more eco-friendly and hassle-free. His technology and operation background has helped the company scale to where it is today!*





### Mario Edwards

Head of Delivery

*Mario has created all the standard for our delivery protocol. He leads his team of delivery and baristas by example, bringing his positive attitude and customer centric mindset to the company.*





### Michael Datta

Head Of Roaster and Coffee operations

*Michael establishes and manages relationships between roasters and GOffee. These partnerships are crucial to GOffee's success and longevity, and he ensures the high quality and diverse variety of GOffee's products. Since beginning his working career in 1992, Michael has successfully set-up and driven businesses across multiple industries (Wine, Coffee, Hospitality...)*





### Ryan Thornton

Software Developer

*With a background in psychology and mental health, Ryan switched carreers and embraced software development. He brings his passion for cold brew and expertise in reading peoples mind to develop the best user experience for GOffee members.*





### Abby Ericson

Creative Content Intern

*Abby is pursuing majors in marketing, sustainable business, and business law and ethics. Her rigorous course work combined with her eagerness to learn enhances her passion for producing consumer-focused content. . No matter the medium, she strive to deliver a compelling, eye-catching message that makes a lasting impact.*



## Offering Summary

**Company** : Coffee, Inc

| | |
|---|---|
| **Company** : | Goffee, Inc. |
| **Corporate Address** : | 315 W 39th street, suite 206, New York, NY 10018 |
| **Offering Minimum** : | $9,999.72 |
| **Offering Maximum** : | $1,069,996.83 |
| **Minimum Investment Amount (per investor)** : | $297.51 |

## Terms

| | |
|---|---|
| **Offering Type** : | Equity |
| **Security Name** : | Common Stock |
| **Minimum Number of Shares Offered** : | 7,092 |
| **Maximum Number of Shares Offered** : | 758,863 |
| **Price per Share** : | $1.41 |
| **Pre-Money Valuation** : | $19,540,947.48 |

### COVID Relief

COVID Relief

This offering is being conducted on an expedited basis due to circumstances relating to COVID-19 and pursuant to the SEC's temporary COVID-19 regulatory relief set out in Regulation Crowdfunding §227.201(z).

Expedited closing sooner than 21 days.

Further, in reliance on Regulation Crowdfunding §227.303(g)(2) A funding portal that is an intermediary in a transaction involving the offer or sale of securities initiated beginning on May 4, 2020 in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) by an issuer that is conducting an offering on an expedited basis due to circumstances relating to COVID-19 shall not be required to comply with the requirement in paragraph (e)(3)(i) of this section that a funding portal not direct a transmission of funds earlier than 21 days after the date on which the intermediary makes publicly available on its platform the information required to be provided by the issuer under §§227.201 and 227.203(a).

*Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

### Investment Incentives and Bonuses*

Friends and Family - First 72 hours | 10% bonus shares

Early Bird Bonus - Next 10 days | 5% bonus shares

We will offer 4 levels of Perks :

If you invest $500, you will receive a free GOffee cup

If you invest $1000, you will receive a free GOffee cup and 5% discount for life on all our GOffee ecommerce products (beans, cups, gear)

If you invest $10,000, you will receive an engraved cup, 10% for life on all our GOffee ecommerce products (beans, cups, gear) and be listed on our website as early investor

If you invest $25,000, you will receive an engraved cup, 10% for life on all our GOffee ecommerce products (beans, cups, gear) be listed on our website as early investorp and will join our board of advisers, meeting quarterly via video call.

*All perks occur when the offering is completed.*

**The 10% StartEngine Owners' Bonus**

Goffee, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.41 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $141. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

## Irregular Use of Proceeds

We will not incur any irregular use of proceeds.

Offering Details

Form C Filings

SHOW MORE

## Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

## Updates

Follow GOffee to get notified of future updates!

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California Investor Only - Do Not Sell My Personal Information

**EXHIBIT D TO FORM C**

**VIDEO TRANSCRIPT**

Speaker 1:
Live from Studio 5 in New York City. This is the News at Six.

Speaker 1:
Still to come forward tonight, tired of breaking the bank for a cup of Joe? Coming up, we're going to introduce you to a new delivery service that's providing cheaper coffee alternative while you were at work.

Speaker 1:
Coming right back.

Speaker 1:
All right, when it comes to coffee, many people rely on it to get them through the work day, but that daily cup or cups of Joe can get very costly. And, that's why a new delivery service is trying to make your caffeine fix a lot more affordable and convenient. It's called GOFFEE and Mac King shows us just how it works, watch.

Mac King:
Hannah Straw just popped open her daily eco-friendly latte delivered to the Captivate Digital Marketing office in the Garment District where she works along with 31 other eco-friendly labeled mugs of various coffee drinks for her coworkers and a large backpack carried by a very caffeinated CEO of a year old startup.

Mac King:
Vincent Meyer founded GOFEE as in Go coffee in this 400 square foot, eighth floor lab last year, after growing tired of his morning hajj to the coffee shop.

Vincent Meyer:
I started to hate waiting.

Mac King:
And wondering if he might provide a more cost-effective means of giving Garment District office workers that first or second cup of coffee.

Speaker 4:
$8.

Speaker 5:
$4 every day.

Speaker 4:
So, if I'm drinking three cups a day then it begins to add up.

Mac King:
Vincent figured every office in this city with more than 25 employees, had a coffee machine.

Vincent Meyer:
And, let's face it. That coffee is usually bad.

Mac King:
And while a lot cheaper than a cup of name brand coffee shop Joe, office coffee still requires regular monthly expenditures.

Vincent Meyer:
And you have to buy the pods, you have to buy the beans, you have to buy the milk, you have to buy the cups.

Mac King:
At $1.50 to $2 a person every day, Vincent believes his service allows companies to save on the money they spend providing their employees coffee while also providing coffee their employees actually like.

Hannah Straw:
It's very convenient, instead of having to leave the office, especially in the morning.

Mac King:
With GOFFEE, office managers or office experience and recruiting coordinators, like Hannah, no longer need worry about their offices varying coffee preferences.

Speaker 4:
Because I've gotten used to having a certain kind of coffee and a certain taste to the coffee.

Mac King:
GOFFEE delivers 1000, 12 ounce cups of coffee, lattes and cappuccinos each tailored exactly to the drinker specifications down to the brand of java and the number of varieties of milks and sugars, to 45 different companies within a mile of GOFFEE's original ghost kitchen, every weekday morning.

Vincent Meyer:
Coffee is a great product, but it's very bad for the environment.

Mac King:
The reusable mugs keep their beverages hot for up to two hours. GOFFEE picks up the dirty ones every day and partners with a washing and sanitizing service to clean them for the following days deliveries.

Vincent Meyer:
We want to go and scale to more locations in the city and, why not, in the US.

Mac King:
In Midtown, I'm Mac King for Fox 5 news.

**STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)**

<u>Platform Compensation</u>

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

<u>Information Regarding Length of Time of Offering</u>

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

<u>Hitting The Target Goal Early & Oversubscriptions</u>

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

<u>Minimum and Maximum Investment Amounts</u>

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.

**EXHIBIT F TO FORM C**

**ADDITIONAL CORPORATE DOCUMENTS**

*[See attached]*

## CERTIFICATE OF AMENDMENT OF
## CERTIFICATE OF INCORPORATION OF

## GOFFEE, INC.

The corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware does hereby certify:

**FIRST:** That at a meeting of the Board of Directors of Goffee, Inc. resolutions were duly adopted setting forth a proposed amendment of the Certificate of Incorporation of said corporation, declaring said amendment to be advisable and calling a meeting of the stockholders of said corporation for consideration thereof. The resolution setting forth the proposed amendment is as follows:

> **RESOLVED,** that the Certificate of Incorporation of this corporation be amended by changing the Article thereof numbered "FOURTH" so that, as amended, said Article shall be and read as follows:

> The aggregate number of shares which the Corporation shall have authority to issue is 17,000,000 shares of capital stock all of which shall be designated "Common Stock" and have a par value of $0.00001 per share.

**SECOND:** That thereafter, pursuant to resolution of its Board of Directors, a special meeting of the stockholders of said corporation was duly called and held upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware at which meeting the necessary number of shares as required by statute were voted in favor of the amendment.

**THIRD:** That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

**IN WITNESS WHEREOF,** said corporation has caused this certificate to be signed this 23rd day of February, 2021.

_____
Vincent Meyer
Chief Executive Officer